UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No. 188 Jinghua Road, Yinzhou District

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into Material Definitive Agreements

On May 6, 2026, The Company entered into a series of securities purchase agreements (the “SPAs”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”), pursuant to which the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 1,685,000 Class A ordinary shares, each with a par value of US$0.002 (the “PIPE Shares”) through a private investment in public equity (the “PIPE”), at a price of approximately US$2.14 per Class A Ordinary Share. The PIPE Shares are subject to a lock-up period of six months commencing on the date of SPAs, during which the Investors shall not sale, transfer, pledge, or hedging of PIPE Shares without the prior written consent of the Company. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPAs.

Immediately following the closing of the transactions contemplated by the SPAs, the Company will have 13,900,025 Ordinary Shares issued and outstanding, including 7,744,775 Class A Ordinary Shares and 6,155,250 Class B Ordinary Shares.

The foregoing summary of the SPAs is subject to, and qualified in its entirety by, such document. A copy of the form of the SPA is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On May 6, 2026, the Company issued a press release announcing the entry into the foregoing transactions. A copy of the press release is also filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
99.1	Skycorp Solar Group Limited Announces $3.6 Million Second Private Placement, Bringing Total Recent PIPE Funding to $6.6 Million

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: May 6, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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